EXHIBIT 99.1

Osisko Development Intercepts 361.93 g/t Gold Over 1.10 Meters (10.56 oz/t Gold Over 3.60 Feet) in Underground Sampling at Trixie, Tintic Project

MONTREAL, Sept. 13, 2023 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce chip sampling results from new development areas as part of its ongoing exploration program at its 100%-owned Trixie test mine ("Trixie"), within the Company's wider Tintic Project ("Tintic" or the "Tintic Project"), located in the historic East Tintic Mining District in central Utah, U.S.A.

Chris Lodder, President of Osisko Development, commented, "The new developments at Trixie to the north continue to show mineralization and high-grade gold samples within the T2 and T4 zones toward a mineralizing fault structure, the Trixie Fault. We will continue to explore this area to the north toward the historical 756 ore shoot. This area was previously developed over a 275-metre strike length down to vertical depths of 300 meters and had an average grade of 6-8 g/t gold, while primarily mined for flux. This area remains open in all directions. We are also pleased to announce the near completion of the new decline at Trixie, which is expected to break through in the next few weeks. This is a milestone accomplishment for our team that will improve access for deeper and nearby exploration as well as any future potential production at Trixie or nearby target areas."

UNDERGROUND CHIP SAMPLE ASSAY HIGHLIGHTS

This news release includes assays from 41 underground exploration face, back and rib chip sample strings in development at Trixie (refer to Table 1). Selected assay highlights include:

  42.75 grams per tonne ("g/t") gold ("Au") and 25.23 g/t silver ("Ag") over 0.73 meters ("m") in CH01539 (1.25 troy ounce per short ton ("oz/t") Au and 0.74 oz/t Ag over 2.4 feet ("ft."))
  68.10 g/t Au and 39.10 g/t Ag over 1.68 m in CH01548 (1.99 oz/t Au and 1.14 oz/t Ag over 5.5 ft.) including
    422.49 g/t Au and 223.14 g/t Ag over 0.24 m (12.32 oz/t Au and 6.51 oz/t Ag over 0.80 ft.)
  168.60 g/t Au and 161.33 g/t Ag over 1.06 m in CH01549 (4.92 oz/t Au and 4.71 oz/t Ag over 3.47 ft.) including
    288.48 g/t Au and 262.50 g/t Ag over 0.61 m (8.41 oz/t Au and 7.66 oz/t Ag over 2.00 ft.)
  361.93 g/t Au and 153.48 g/t Ag over 1.10 m in hole CH01561 (10.56 oz/t Au and 4.48 oz/t Ag over 3.60 ft.) including
    590.81 g/t Au and 259.93 g/t Ag over 0.55 m (17.23 oz/t Au and 7.58 oz/t Ag over 1.80 ft.)
  11.08 g/t Au and 12.02 g/t Ag over 3.17 m in CH01562 (0.32 oz/t Au and 0.35 oz/t Ag over 10.40 ft.)
  40.35 g/t Au and 47.93 g/t Ag over 0.73 m in CH01566 (1.18 oz/t Au and 1.40 oz/t Ag over 2.40 ft.)
  26.92 g/t Au and 271.51 g/t Ag over 1.52 m in CH01574 (0.79 oz/t Au and 7.92 oz/t Ag over 5.00 ft.) including
    77.92 g/t Au and 769.73 g/t Ag over 0.37 m (2.27 oz/t Au and 22.45 oz/t Ag over 1.20 ft.)

CHIP SAMPLE RESULTS SUMMARY

  Chip samples were collected from the T2 structure and T4 stockwork on the 625 ft level and along new development at the Trixie decline (See Figures 2 and 3).
  Sampling on the 625 ft-level focussed on development to the north towards the Trixie fault and the 756 vein.
  Samples collected near the Trixie decline focussed on a new crosscut west towards the T2 structure at the 600 ft-level.
  Approximately 95% of the 1,390 m (4,550 ft.) Trixie portal and underground decline ramp has been completed to date, with approximately 250 ft. remaining to breakthrough. The Company anticipates completion of the decline ramp to the main 625 ft-level in Q3 2023.
  The sampling and drilling results provide support that our target areas to the north of Trixie and to the south down plunge of the T2 structure are mineralized and warrant further follow-up exploration drilling and sampling.
  These sampling results will provide valuable data to improve our understanding and the confidence level of the mineralized zones defined in the area of the Trixie MRE (as defined herein) and support a future mineral resource estimate ("MRE") update.
    The Company is currently working on an updated MRE for the Trixie deposit to incorporate the new 2023 drilling results and the remaining 2022 drilling that was not included in the Tintic Technical Report (as defined herein) published on January 27, 2023 (with an effective date of January 10, 2023), due to assay lab delays. This new MRE is expected to be completed once the 2023 drilling program has concluded and all assay results have been received.

Face Sampling Methodology

As most structures at Trixie are steeply dipping to the east or west, current sampling procedures are designed to sample the structure. Chip samples are collected and do not exceed 1.0 m (3 ft.) in length. The face is washed for safety, and for better identification of mineralization, alteration and structures. The hanging wall and footwall of the structures are marked up on the face and back, samples intervals are marked up and follow lithological contacts.

Samples are collected in feet and assays are reported in grams per tonne and troy ounce per short ton gold and silver. Conversions to metric and imperial measurements are rounded to two decimal places.

About Trixie

The Trixie test mine is one of several gold and base metal targets within the larger Tintic Project consisting of >17,000 acres of patented mining claims and mineral leases within the historic East Tintic Mining District of Central Utah, U.S.A. The T2 and T4 structures at Trixie show multi-ounce gold grades associated with high sulphidation epithermal mineralization, structurally controlled and hosted within quartzites. The T2 structure mineralization consists of native Au, and rare Au-Ag – rich telluride minerals with quartz. The T4 is a mineralized stockwork zone is located in the hanging wall of the T2 and is comprised of Au-Ag rich mineralization in host rock quartzite with quartz-barite-sulphosalt stockwork veining. Mineralization reports consistent multi-ounce gold grades along the entire strike length.

A 3D model and virtual site tour of Trixie and the wider Tintic Project is accessible on the Company's VRIFY page at: https://vrify.com/decks/12801.

Information relating to the Tintic Project and the current MRE for the Trixie deposit (the "Trixie MRE") is supported by the technical report entitled "NI 43-101 Technical Report, Initial Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America", dated January 27, 2023 (with an effective date of January 10, 2023) prepared for the Company by independent representatives of Micon International Limited (the "Tintic Technical Report"). Reference should be made to the full text of the Tintic Technical Report, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

Figure 1: Trixie Project Area

Figure 2: Trixie Long Section

Figure 3: Trixie Long Section Sample Highlights

Table 1: Chip Sample Length Weighted Assay Composites at Trixie

		METRIC					IMPERIAL
Hole ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Depth from (ft.)	Depth to (ft.)	Length (ft.)	Au (oz/t)	Ag (oz/t)	Target
CH01535		0.70	1.37	0.67	2.47	413.75	2.30	4.50	2.20	0.07	12.07	T4
CH01536		0.00	1.37	1.37	7.24	18.21	0.00	4.50	4.50	0.21	0.53	T4
CH01536	Including	0.00	0.49	0.49	17.24	42.27	0.00	1.60	1.60	0.50	1.23	T4
CH01537		0.61	1.68	1.07	12.25	60.28	2.00	5.50	3.50	0.36	1.76	T2
CH01538	No Significant Assays											T2
CH01539		0.00	1.52	1.52	21.80	18.96	0.00	5.00	5.00	0.64	0.55	T2
CH01539	Including	0.79	1.52	0.73	42.75	25.23	2.60	5.00	2.40	1.25	0.74	T2
CH01540		0.00	1.52	1.52	0.34	373.02	0.00	5.00	5.00	0.01	10.88	T2
CH01541	No Significant Assays											Trixie Decline
CH01543		0.00	1.04	1.04	5.92	17.84	0.00	3.40	3.40	0.17	0.52	T2
CH01543	Including	0.24	0.61	0.37	11.31	29.38	0.80	2.00	1.20	0.33	0.86	T2
CH01544		0.00	0.76	0.76	18.03	63.87	0.00	2.50	2.50	0.53	1.86	T2
CH01545		0.00	0.76	0.76	10.10	17.37	0.00	2.50	2.50	0.29	0.51	T2
CH01545	Including	0.37	0.76	0.40	13.44	18.41	1.20	2.50	1.30	0.39	0.54	T2
CH01546		0.00	1.58	1.58	5.06	3.85	0.00	5.20	5.20	0.15	0.11	T2
CH01546	Including	1.10	1.58	0.49	9.84	-	3.60	5.20	1.60	0.29	-	T2
CH01548		0.00	1.68	1.68	68.10	39.10	0.00	5.50	5.50	1.99	1.14	T2
CH01548	Including	0.00	0.24	0.24	422.49	223.14	0.00	0.80	0.80	12.32	6.51	T2
CH01549		0.00	1.40	1.06	168.60	161.33	0.00	4.60	3.47	4.92	4.71	T2
CH01549	Including	0.00	0.61	0.61	288.48	262.50	0.00	2.00	2.00	8.41	7.66	T2
CH01550		0.00	1.04	1.04	7.95	38.51	0.00	3.40	3.40	0.23	1.12	T2
CH01550	Including	0.00	0.27	0.27	13.30	49.90	0.00	0.90	0.90	0.39	1.46	T2
CH01551		1.52	3.05	1.52	3.43	-	5.00	10.00	5.00	0.10	-	T2
CH01552		0.94	1.34	0.40	3.43	-	3.10	4.40	1.30	0.10	-	T2
CH01554		0.61	0.70	0.09	1.20	36.82	2.00	2.30	0.30	0.04	1.07	T2
CH01556		0.73	3.05	2.32	-	152.66	2.40	10.00	7.60	-	4.45	T2
CH01556		7.62	9.14	1.52	-	89.41	25.00	30.00	5.00	-	2.61	T2
CH01557		8.53	9.14	0.61	-	84.92	28.00	30.00	2.00	-	2.48	T2
CH01558		0.00	0.15	0.15	-	110.39	0.00	0.50	0.50	-	3.22	T2
CH01559	No Significant Assays											Trixie Decline
CH01560		4.82	5.49	0.67	-	46.76	15.80	18.00	2.20	-	1.36	T2
CH01561		0.00	1.10	1.10	361.93	153.48	0.00	3.60	3.60	10.56	4.48	T2
CH01561	Including	0.00	0.55	0.55	590.81	259.93	0.00	1.80	1.80	17.23	7.58	T2
CH01562		0.00	3.17	3.17	11.08	12.02	0.00	10.40	10.40	0.32	0.35	Trixie Decline
CH01562	Including	0.00	1.52	1.52	17.45	9.19	0.00	5.00	5.00	0.51	0.27
CH01563	No Significant Assays											Trixie Decline
CH01564		0.00	0.82	0.82	30.07	91.36	0.00	2.70	2.70	0.88	2.66	T2
CH01565		3.05	4.57	1.52	12.96	45.63	10.00	15.00	5.00	0.38	1.33	T2
CH01566		0.00	0.73	0.73	40.35	47.93	0.00	2.40	2.40	1.18	1.40	T2
CH01567		0.00	1.07	1.07	14.58	242.42	0.00	3.50	3.50	0.43	7.07	T2
CH01567	Including	0.61	1.07	0.46	26.40	507.23	2.00	3.50	1.50	0.77	14.79	T2
CH01568		0.85	1.46	0.61	1.75	11.83	2.80	4.80	2.00	0.05	0.34	T2
CH01569		0.00	0.61	0.61	18.38	121.08	0.00	2.00	2.00	0.54	3.53	T2
CH01570	No Significant Assays											Trixie Decline
CH01571		0.91	1.52	0.61	4.29	100.45	3.00	5.00	2.00	0.13	2.93	T2
CH01572		0.00	1.52	1.52	1.14	9.69	0.00	5.00	5.00	0.03	0.28	T2
CH01573		0.00	1.40	1.40	4.67	17.45	0.00	4.60	4.60	0.14	0.51	T2
CH01574		0.00	1.52	1.52	26.92	271.51	0.00	5.00	5.00	0.79	7.92	T2
CH01574	Including	0.34	0.70	0.37	77.92	769.73	1.10	2.30	1.20	2.27	22.45	T2
CH01574	and	0.98	1.37	0.40	18.07	273.06	3.20	4.50	1.30	0.53	7.96	T2
CH01575		0.00	0.91	0.91	15.43	31.35	0.00	3.00	3.00	0.45	0.91	T2
CH01576		0.00	1.52	1.52	16.25	21.32	0.00	5.00	5.00	0.47	0.62	T2
CH01577		0.00	1.52	1.52	3.77	118.44	0.00	5.00	5.00	0.11	3.45	T2
CH01578		0.00	1.13	1.13	12.92	36.20	0.00	3.70	3.70	0.38	1.06	T2
CH01578	Including	0.00	0.46	0.46	22.87	65.75	0.00	1.50	1.50	0.67	1.92	T2
CH01579		0.00	1.22	1.22	4.66	11.24	0.00	4.00	4.00	0.14	0.33	T2

Qualified Persons

The scientific and technical information contained in this news release has been reviewed and approved by Maggie Layman, P.Geo., Vice President, Exploration of Osisko Development, and a "qualified person" within the meaning of NI 43-101.

Quality Assurance (QA) – Quality Control (QC)

Underground face samples are collected by Company geologists from each of the active mining faces, with samples transported by the geologists from Trixie to the on-site Company laboratory located at the Burgin administrative complex. Underground samples are dried, crushed to <10 mm and a 250 g split is taken. The split is pulverized, and a 30 g Fire Assay with gravimetric finish is completed to determine gold and silver grades, reported in oz/short ton and g/t.

The Company's Burgin laboratory is not a certified analytical laboratory, but the facility is managed by a qualified laboratory manager with annual auditing by technical staff. Inter-laboratory check assays using ALS Laboratory as a third-party independent analysis of samples is routinely carried out as part of ongoing QA/QC work. Certified OREAS QC standards and blanks are inserted at regular intervals in the sample stream to monitor laboratory performance.

True width determination is estimated to be approximately 0.3 m to 2.4 m (1 to 8 ft.) wide for the T2 structure and approximately 3 m to 25 m (10 to 80 ft.) for the T4 mineralized stockwork zone located in the hanging wall of the T2 structure.

About Osisko Development Corp.

Osisko Development Corp. is a premier North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, please contact Osisko Development Corp.:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTIONARY STATEMENTS

Cautionary Statement Regarding Test Mining Without Feasibility Study

The Company cautions that its prior decision to commence small-scale underground mining activities and batch vat leaching at the Trixie test mine was made without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. Small scale test-mining at Trixie was suspended in December 2022 and resumed in the second quarter of 2023. Even with the resumption of small-scale test-mining at Trixie, there is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company's cash flow and potential profitability. In continuing current operations at Trixie, the Company has not based its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability.

Cautionary Statement to U.S. Investors

The Company is subject to the reporting requirements of the applicable Canadian securities laws and, as a result, reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in its technical reports, financial statements, MD&A and this news release, in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, such information concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in its technical reports, financial statements, MD&A and this news release, is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission ("SEC").

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). These forward‐looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments; the utility and significance of historic data, including the significance of the district hosting past producing mines; future mining activities; the unique mineralization at Trixie; the potential of high-grade gold mineralization on Trixie; the potential for unknown mineralized structures to extend existing zones of mineralization; category conversion; the results (if any) of further exploration work to define and expand mineral resources; the ability of exploration work (including drilling and chip sample assays, and face sampling methodologies) to accurately predict mineralization; the ability to generate additional drill targets; the ability of management to understand the geology and potential of Trixie; the ability of the Company to expand mineral resources beyond current mineral resource estimates at Trixie; the timing and ability of the Company to complete upgrades to the Trixie MRE (or any subsequent MRE) (if at all); the ability of the Company to complete its exploration objectives in 2023 in the timing contemplated (if at all); the ongoing advancement of the Trixie decline, including the expected breakthrough next year (if at all); the deposit remaining open for expansion in all direction; the ability to realize upon any mineralization in a manner that is economic; as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be forward-looking statements. Material assumptions also include, management's perceptions of historical trends, the ability of exploration (including drilling and chip sample assays, and face sampling) to accurately predict mineralization, budget constraints and access to capital on terms acceptable to the Company, current conditions and expected future developments, results of further exploration work to define or expand any mineral resources, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at Tintic; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management's geological modelling; the ability to expand operations or complete further exploration activities, including drilling and chip sample assays and face sampling; property and stream interests in the Tintic Project; the ability of the Company to obtain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2022, as well as the financial statements and MD&A for the year ended December 31, 2022, which have been filed on SEDAR+ (www.sedarplus.ca) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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